SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PHOTON DYNAMICS, INC.
(Name Of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, NO PAR VALUE PER SHARE,
WITH AN EXERCISE PRICE GREATER THAN $15.17 PER SHARE
(Title of Class of Securities)

719364101
(CUSIP Number of Class of Securities (Underlying Common Stock))

Carl C. Straub Jr.
General Counsel and Secretary
Photon Dynamics, Inc.
5970 Optical Court
San Jose, California 95138-1400
(408) 226-9900
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With copies to:

William M. Kelly, Esq.
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, CA 94025
Tel: (650) 752-2000
Fax: (650) 752-2111

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**

$20,041,961	$616

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 860,170 shares of common stock of Photon Dynamics, Inc. having a weighted average exercise price of $23.30 will be exchanged pursuant to this offer.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $30.70 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable.
Form or Registration No.: Not applicable	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated March 19, 2007 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address.  The name of the issuer is Photon Dynamics, Inc., a California corporation (“Photon” or the “Company”). Photon Dynamics’ principal executive office is located at 5970 Optical Court, San Jose, CA 95138, and its telephone number is (408) 226-9900. The information in the Offer to Exchange under Section 10 (“Information Concerning the Company”) is incorporated herein by reference.

(b) Securities.  This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Photon to eligible option holders to exchange certain outstanding eligible options to purchase shares of Photon common stock, no par value (“Common Stock”), for restricted stock units to be settled upon vesting in shares of Common Stock that will be granted under Photon’s 2005 Equity Incentive Plan (the “2005 Plan”) upon the terms and subject to the conditions set forth in the Offer to Exchange. As of March 19, 2007, options to purchase approximately 860,170 shares of Photon common stock were eligible for exchange in the Offer. The information set forth in the Offer to Exchange under “Summary Term Sheet” and in Section 1 (“Eligibility”), Section 2 (“Number of Restricted Stock Units; Expiration Date”), Section 6 (“Acceptance of Options for Exchange and Issuance of Restricted Stock Units”) and Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Units”) is incorporated herein by reference.

(c) Trading and Market Price.  The information set forth in the Offer to Exchange under Section 8 (“Price Range of Common Stock”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address.  The filing person is the subject company, Photon Dynamics, Inc. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Appendix A to the Offer to Exchange (“Information about the Directors and Executive Officers of Photon Dynamics, Inc.”) is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms.  The information set forth in the Offer to Exchange under “Summary Term Sheet” and in Section 1 (“Eligibility”), Section 2 (“Number of Restricted Stock Units; Expiration Date”), Section 4 (“Procedures for Tendering Options”), Section 5 (“Withdrawal Rights and Change of Election”), Section 6 (“Acceptance of Options for Exchange and Issuance of Restricted Stock Units”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Units”), Section 12 (“Status of Options Accepted in the Offer; Accounting Consequences of the Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material U.S. Federal Income Tax Consequences”), Section 15 (“Considerations Specific to Eligible Employees Outside the United States”) and Section 16 (“Extension of Offer; Termination; Amendment”), is incorporated herein by reference.

(b) Purchases.  Members of Photon’s Board of Directors and certain of its executive officers listed in Appendix A to the Offer to Exchange are not eligible to participate in the Offer. The information in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities.  The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The eligible equity plans and related agreements are incorporated herein by reference hereto as Exhibits (d)(1) through (d)(3) and contain information regarding the subject securities.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes.  The Offer is being conducted for employee retention purposes and to reduce the “overhang” of outstanding options, as described in the Offer to Exchange. The information set forth in the Offer to Exchange under Section 3 (“Purpose of the Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired.  The information set forth in the Offer to Exchange under Section 6 (“Acceptance of Options for Exchange and Issuance of Restricted Stock Units”) and Section 12 (“Status of Options Accepted in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) Plans.  The information set forth in the Offer to Exchange under Section 10 (“Information Concerning the Company”) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds.  The information set forth in the Offer to Exchange under Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Units”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions.  The information set forth in the Offer to Exchange under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(d) Borrowed Funds.  Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership.  The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Appendix A (“Information About the Directors and Executive Officers of Photon Dynamics, Inc.”) is incorporated herein by reference.

(b) Securities Transactions.  The information set forth in the Offer to Exchange Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations.  Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information.  The information set forth in the Offer to Exchange under Section 10 (“Information Concerning the Company”) and Section 18 (“Additional Information”), in Item 8 of Photon’s Annual Report on Form 10-K for its fiscal year ended September 30, 2006, filed with the Securities and Exchange Commission on December 14, 2006, and in Item 1 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2006, filed with the Securities and Exchange Commission on February 14, 2007, is incorporated herein by reference. A copy of the Annual Report on Form 10-K and Quarterly Report on Form 10-Q can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov or Photon’s website at www.photondynamics.com.

(b) Pro Forma Information.  Not applicable.

(c) Summary Information.  The information set forth in the Offer to Exchange under Section 10 (“Information Concerning the Company”) is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information.  Not applicable.

ITEM 12.	EXHIBITS.

Exhibit	Description of Exhibit

(a)(l)(A)	Offer to Exchange, dated March 19, 2007
(a)(1)(B)	Form of Individual Statement of Options dated March 19, 2007
(a)(1)(C)	Form of Election Form
(a)(1)(D)	Form of Notice of Withdrawal
(a)(1)(E)	Form of Restricted Stock Unit Agreement under Photon Dynamics, Inc. 2005 Equity Incentive Plan
(a)(1)(F)	Form of Communication from the Company dated March 19, 2007
(a)(1)(G)	Form of Confirmation of Receipt of Election Form / Notice of Withdrawal
(a)(1)(H)	Form of Reminder of Expiration of Option Exchange Offer
(a)(1)(I)	Form of Communication to Eligible Employees Announcing Cancellation of Option Exchange Offer
(a)(1)(J)	Form of Confirmation of Participation in the Option Exchange Offer
(a)(1)(K)	Form of Communication Regarding the Results of the Option Exchange Offer
(a)(1)(L)	Photon Dynamics, Inc. Annual Report on Form 10-K for its fiscal year ended September 30, 2006, SEC File No. 000-27234, filed with the Securities and Exchange Commission on December 14, 2006 and incorporated herein by reference
(a)(1)(M)	Photon Dynamics, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2006, SEC File No. 000-27234, filed with the Securities and Exchange Commission on February 14, 2007 and incorporated herein by reference
(b)	Not applicable
(d)(1)	Photon Dynamics, Inc. 2005 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 99.1 to Photon Dynamics, Inc. Registration Statement on Form S-8, SEC File No. 333-127448, filed with the Securities and Exchange Commission on August 11, 2005)
(d)(2)	Form of Stock Option Agreement under Photon Dynamics, Inc. 2005 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 99.2 to Photon Dynamics, Inc. Registration Statement on Form S-8, SEC File No. 333-127448, filed with the Securities and Exchange Commission on August 11, 2005)
(d)(3)	Form of Restricted Stock Agreement under Photon Dynamics, Inc. 2005 Equity Incentive Plan (included in Exhibit(a)(1)(E) above)
(h)	Not applicable

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHOTON DYNAMICS, INC.

By:	/s/ Carl C. Straub Jr.
General Counsel and Secretary

Dated: March 19, 2007

EXHIBIT INDEX

Exhibit	Description of Exhibit

(a)(l)(A)	Offer to Exchange, dated March 19, 2007
(a)(1)(B)	Form of Individual Statement of Options dated March 19, 2007
(a)(1)(C)	Form of Election Form
(a)(1)(D)	Form of Notice of Withdrawal
(a)(1)(E)	Form of Restricted Stock Unit Agreement under Photon Dynamics, Inc. 2005 Equity Incentive Plan
(a)(1)(F)	Form of Communication from the Company dated March 19, 2007
(a)(1)(G)	Form of Confirmation of Receipt of Election Form / Notice of Withdrawal
(a)(1)(H)	Form of Reminder of Expiration of Option Exchange Offer
(a)(1)(I)	Form of Communication to Eligible Employees Announcing Cancellation of Option Exchange Offer
(a)(1)(J)	Form of Confirmation of Participation in the Option Exchange Offer
(a)(1)(K)	Form of Communication Regarding the Results of the Option Exchange Offer
(a)(1)(L)	Photon Dynamics, Inc. Annual Report on Form 10-K for its fiscal year ended September 30, 2006, SEC File No. 000-27234, filed with the Securities and Exchange Commission on December 14, 2006 and incorporated herein by reference
(a)(1)(M)	Photon Dynamics, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2006, SEC File No. 000-27234, filed with the Securities and Exchange Commission on February 14, 2007 and incorporated herein by reference
(b)	Not applicable
(d)(1)	Photon Dynamics, Inc. 2005 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 99.1 to Photon Dynamics, Inc. Registration Statement on Form S-8, SEC File No. 333-127448, filed with the Securities and Exchange Commission on August 11, 2005)
(d)(2)	Form of Stock Option Agreement under Photon Dynamics, Inc. 2005 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 99.2 to Photon Dynamics, Inc. Registration Statement on Form S-8, SEC File No. 333-127448, filed with the Securities and Exchange Commission on August 11, 2005)
(d)(3)	Form of Restricted Stock Agreement under Photon Dynamics, Inc. 2005 Equity Incentive Plan (included in Exhibit(a)(1)(E) above)
(h)	Not applicable